American Funds Short-Term Tax-Exempt Bond Fund
July 31, 2016
Because the electronic format for filing Form N-SAR does not provide adequate space for responding to
Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and74U2, and 74V1 and 74V2,
complete answers are as follows:
Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period
Share Class	Total Income Dividends (000's omitted)
Class A	$6,775
Class F-1	$90
Class F-2	$747
Total	$7,612
ClassDisplayName1	$-
Total	$0
Item 73 A1 and 73A2
Distributions per share for which record date passed during the period
Share Class	Dividends from Net Investment Income
Class A	$0.1031
Class F-1	$0.0805
Class F-2	$0.1067
Item 74U1 and 74U2
Number of shares outstanding
Share Class	Shares Outstanding (000's omitted)
Class A	67,310
Class F-1	1,286
Class F-2	7,849
Total	76,445
Total	0
Item 74V1 and 74V2
Net asset value per share (to nearest cent)
Share Class	Net Asset Value Per Share
Class A	$10.22
Class F-1	$10.22
Class F-2	$10.22